UGI UTILITIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - EXHIBIT 12.1
(Thousands of dollars)

	Nine Months Ended June 30,

		Year Ended September 30,
	2014	2013	2012	2011	2010
Earnings:
Earnings before income taxes	$215,481	$171,010	$142,971	$168,693	$147,183
Interest expense	28,036	39,309	42,412	42,728	42,336
Amortization of debt discount and
expense	429	731	814	1,060	627
Estimated interest component of
rental expense	1,731	2,090	2,121	1,740	1,912
	$245,677	$213,140	$188,318	$214,221	$192,058

Fixed Charges:
Interest expense	$28,036	$39,309	$42,412	$42,728	$42,336
Amortization of debt discount and
expense	429	731	814	1,060	627
Allowance for funds used during
construction (capitalized interest)	194	286	10	90	74
Estimated interest component of
rental expense	1,731	2,090	2,121	1,740	1,912
	$30,390	$42,416	$45,357	$45,618	$44,949

Ratio of earnings to fixed charges	8.08	5.02	4.15	4.70	4.27